Contact Gold Corp.

September 24, 2020

Via: EDGAR Correspondence

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Kevin Dougherty, Staff Attorney

 Re: Contact Gold Corp.

 Request for Acceleration

 Offering Statement on Form 1-A (SEC File No. 024-11290)

Ladies and Gentlemen:

 Pursuant to Rule 252(e), Contact Gold Corp. hereby respectfully requests that the Securities and Exchange Commission ("Commission ") accelerate the qualification of the above-referenced Offering Statement, in order that said Offering Statement shall become qualified at 3:00 p.m. (EDT) on September 24, 2020, or as soon thereafter as practicable.

In connection with this acceleration request, Contact Gold Corp. hereby acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement.

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement.

  Contact Gold Corp. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445 with any questions with respect to this request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Offering Statement qualified has been executed.

Sincerely,

Contact Gold Corp.

/s/ John Wenger

John Wenger

Chief Financial Officer